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================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                  SCHEDULE TO/A
                                  (RULE 13e-4)
             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                             -----------------------
                               PENTON MEDIA, INC.
                       (NAME OF SUBJECT COMPANY -- ISSUER)
                       (NAME OF FILING PERSON -- OFFEROR)
                             -----------------------
          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
 ISSUED UNDER THE PENTON MEDIA, INC. 1998 EQUITY AND PERFORMANCE INCENTIVE PLAN
            (AS AMENDED AND RESTATED EFFECTIVE AS OF MARCH 15, 2001)
                         (TITLE OF CLASS OF SECURITIES)
                             -----------------------
                                    709668107
         (CUSIP NUMBER OF CLASS OF SECURITIES (UNDERLYING COMMON STOCK))
                             -----------------------
                                 PRESTON L. VICE
                                    SECRETARY
                               PENTON MEDIA, INC.
                            THE PENTON MEDIA BUILDING
                                 1300 E. 9TH ST.
                               CLEVELAND, OH 44114
                            TELEPHONE: (216) 696-7000
                            FACSIMILE: (216) 696-1752
                          (NAME, ADDRESS AND TELEPHONE
                         NUMBER OF PERSON AUTHORIZED TO
                               RECEIVE NOTICES AND
                           COMMUNICATIONS ON BEHALF OF
                                 FILING PERSON)
                     ---------------------------------------
                                   COPIES TO:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                            TELEPHONE: (216) 586-3939
                            FACSIMILE: (216) 579-0212

                            CALCULATION OF FILING FEE

       ----------------------------               ------------------------
          TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
       ----------------------------               ------------------------
                $ 142,814                                   $13.14
       ----------------------------               ------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 918,600 shares of Penton Media, Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($142,814), multiplied by (b) $92.00 per million.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:     $13.14         FILING PARTY:    PENTON MEDIA, INC.
                          -----------                    ----------------------
FORM OR REGISTRATION NO.    SC TO-I        DATE FILED:        JULY 26, 2002
                          -----------                    ----------------------

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
[_] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[_] Going-private transaction subject to Rule 13e-3. [_] Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [_]
================================================================================

         This Amendment No. 1 amends and supplements the Tender Offer Statement of Penton Media, Inc. ("Penton") on Schedule TO, filed with the Securities and Exchange Commission on July 26, 2002 (the "Tender Offer Statement"), relating to the offer by Penton to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the closing price of a share of our common stock on the New York Stock Exchange on the date of grant upon the terms and subject to the conditions in the Offer to Exchange, dated July 26, 2002, attached to the Tender Offer Statement as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal (including the Form of Election) attached to the Tender Offer Statement as Exhibit (a)(2) (the "Letter of Transmittal" and collectively with the Offer to Exchange, as the Offer to Exchange and the Letter of Transmittal may be amended from time to time, the "Offer").

ITEM 1.  SUMMARY TERM SHEET.

The description of the terms of the Offer set forth in the Offer to Exchange under the heading "Summary Term Sheet: 32. Can I change my election?" is hereby amended to first paragraph with the following sentence:

         "You may change your election to participate in the Offer by submitting your change after September 20, 2002 if we have not yet accepted your tendered options (or such later date if we extend the expiration of the Offer)."

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

Item 3(a) of the Tender Offer Statement is hereby amended to read as follows:

         "The issuer, Penton Media, Inc. (`Penton'), is a Delaware corporation with its principal executive offices located at The Penton Media Building, 1300 E. 9th St., Cleveland, Ohio 44114, U.S.A. The telephone number of the executive office is 1-216-696-7000."

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer: 5. Withdrawal Rights" is hereby amended by replacing the last sentence in the second paragraph with the following sentence:

         "If we have not yet accepted your options for payment, you may withdraw them at any time after September 20, 2002, or such later date if we extend the expiration of the Offer."

The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer: 7. Conditions of the Offer" is hereby amended to add the following phrase before the semicolon in section (c)(3): ", other than the ongoing U.S. military operations staged in Afghanistan."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer: 9. Source and Amount of Consideration; Terms of New Options -- Consideration" is hereby amended to add the following sentence to the end of the first paragraph under that heading:

         "Not more than 459,565 New Options will be issued in exchange for the Eligible Options sought by this Offer."

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options and Our Common Stock -- Options" is hereby amended to add the following new paragraph to the end of that section:


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                  "Except as otherwise provided in this Offer To Exchange,
         Penton and the directors and officers of Penton have no current plans, proposals or negotiations that relate to or would result in:

         - Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Penton or any of its subsidiaries;

         - Any purchase, sale or transfer of a material amount of the assets of Penton or any of its subsidiaries;

         - Any material change in the present dividend rate or policy, or indebtedness or capitalization of Penton;

         - Any change in the present Board or management of Penton, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

         - Any other material change in Penton's corporate structure or business;

         - Any class of equity securities of Penton to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system of a registered national securities association;

         - Any class of equity securities of Penton becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

         -        The suspension of Penton's obligation to file reports under
                  Section 15(d) of the Exchange Act;

         - The acquisition by any person of additional securities of Penton, or the disposition of secutiries of Penton; or

         - Any changes in Penton's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Penton."

ITEM 10.  FINANCIAL STATEMENTS.

The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer: 19. Additional Information" is hereby amended by deleting the second paragraph in that section.

ITEM 11.  ADDITIONAL INFORMATION.

The Form of Election is hereby amended by deleting the phrase "I have read the Offer to Exchange," from the second sentence of the first paragraph and by deleting the phrase "have read, understand, and" from the tenth paragraph of the Form of Election.






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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  August 5, 2002

                                   PENTON MEDIA, INC.


                                   By:    /s/ Preston L. Vice
                                        ---------------------------------------
                                   Name:   Preston L. Vice
                                   Title:  Secretary




















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